Video Transcription
4/28/2021

Video 1

Sunil Verma: “Hi Im sunil verma and im cofounder and ceo of xliminal. Jeremy and I founded xliminal to help businesses create high-touch and digital interactions. By high touch we mean we enable interactions that make you feel like your present your there. Over the past year we have been creating virtual reality tour homes and that havent been built and helped several builders accelerate sales without having to build a model home.”

Jeremy Tarnpol: “ Hi Im jeremy. Xliminals secret sauce is that we build true to life 3d objects at scale we have a patented methodology and a high definition catalog that gives us a competitive advantage over our competition.”

Sunil Verma: “ Xliminal product is to video what video was to photographs. A few years from now you will see holographic projections of entrepreneurs in your home interactively pitching to you using our product.”

Jeremey Tarnpol: “This is cutting edge technology and we plan to use your investment to finish the engine that will automate creation of high fidelity at scale.”

Video 2

“Extend your reality, commerce, real estate, motion, and much more”

“Wooh woah...im really close to the edge i about fell over”

“Minimal inputs, high fidelity”

“By combining our proprietary algorithm, our 3d catalog, and our patented methodology we have a huge advantage over our competition because we can finally build high fidelity 3d at scale”

“Xliminal produces true to reality 3d objects, extremely efficiently using our heuristic engine, at the end of the day we are creating art with math.”

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